Jefferies LLC

520 Madison Avenue

New York, New York 10022

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre

1 Harbour View Street Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

January 14, 2020

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christine Torney
Mr. Kevin Vaughn Mr. Jeffrey Gabor Ms. Christine Westbrook

Re:	I-Mab (the “Company”)
Registration Statement on Form F-1, as amended (File Number: 333-234363)
Registration Statement on Form 8-A (File Number: 001-39173)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 P.M., Eastern Time on January 16, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 3, 2020, through the date hereof:

Preliminary Prospectus dated January 3, 2020:

1172 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the prospective underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

CHINA INTERNATIONAL CAPITAL CORPORATION

HONG KONG SECURITIES LIMITED

By:	/s/ Barry Chan
Name: Barry Chan
Title: Managing Director

[Signature Page to Acceleration Request]